AP 3/4

08028313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANCO VOTORANTIM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 THIRD AVENUE 5th FLOOR, SUITE 520
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCO LOCKMANN 646-495-3205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCO LOCKMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANCO VOTORANTIM SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

JOANNA CIESLAK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CI6168132
Qualified in Queens County
My Commission Expires June 04, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BANCO VOTORANTIM SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Votorantim SA)

Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Banco Votorantim Securities, Inc.:

We have audited the accompanying statement of financial condition of Banco Votorantim Securities, Inc. (the Company) (a wholly owned subsidiary of Banco Votorantim SA) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Votorantim Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

February 26, 2008

Banco Votorantim Securities, Inc
Statement of Financial Condition

(A Wholly Owned Subsidiary of Banco Votorantim SA)

December 31, 2007

Assets		
Cash and cash equivalents	$	434,751
Receivable from clearing broker		350,477
Property and equipment, net of accumulated depreciation and amortization of $23,083		77,862
Receivable from parent and affiliates		260,237
Other assets		51,575
Total assets	$	1,174,902
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	353,346
Total liabilities		353,346
Stockholder's equity:		
Common stock, $1 par value, 3,000,000 shares authorized and outstanding		3,000,000
Accumulated deficit		(2,178,444)
Total stockholder's equity		821,556
Total liabilities and stockholder's equity	$	1,174,902

See accompanying notes to financial statements.

Banco Votorantim Securities, Inc
Statement of Operations

(A Wholly Owned Subsidiary of Banco Votorantim SA)

For the year ended December 31, 2007

Revenues:		
Commissions	$	386,488
Interest and dividend income		10,564
Other		35,000
Total revenues		432,052
Expenses:		
Compensation and benefits		1,311,215
Brokerage expenses		31,402
Interest		4,946
Regulatory fees		5,782
Occupancy and equipment		167,675
Communications		66,625
Data services		51,254
Promotional		68,308
Professional		263,176
Other		41,535
Total expenses		2,011,918
Loss before income tax expense		(1,579,866)
Income tax expense		-
Net loss	$	(1,579,866)

See accompanying notes to financial statements.

Banco Votorantim Securities, Inc
Statement of Changes in Stockholder's Equity

(A Wholly Owned Subsidiary of Banco Votorantim SA)

For the year ended December 31, 2007

		Common stock	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2006	$	3,000,000	(598,578)	2,401,422
Net loss		-	(1,579,866)	(1,579,866)
Balance at December 31, 2007	$	3,000,000	(2,178,444)	821,556

See accompanying notes to financial statements.

Banco Votorantim Securities, Inc
Statement of Cash Flows

(A Wholly Owned Subsidiary of Banco Votorantim SA)

For the year ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(1,579,866)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation expense		17,754
Decrease (increase) in operating assets:		
Receivable from clearing broker		(350,477)
Receivable from parent and affiliates		(260,237)
Other assets		(19,364)
Increase in operating liabilities:		
Accounts payable and accrued expenses		290,428
Net cash provided by operating activities		(1,901,761)
Cash flows from investing activities:		
Purchases of property and equipment		(66,748)
Net cash used in investing activities		(66,748)
Net decrease in cash and cash equivalents		(1,968,509)
Cash and cash equivalents at beginning of year		2,403,260
Cash and cash equivalents at end of year	$	434,751
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes	$	33,283
Interest		4,946

See accompanying notes to financial statements.

(1) Organization

Banco Votorantim Securities, Inc. (the Company) is a wholly owned subsidiary of Banco Votorantim SA (the Parent), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

The Company focuses primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

(2) Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents of $434,751, at December 31, 2007 consists of cash held in a non-interest bearing account.

b) Property and Equipment

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets.

c) Receivable From Clearing Broker

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

d) Revenue Recognition

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred are also recorded on a trade-date basis.

e) Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(Continued)

f) Income Taxes

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

Recently Adopted Accounting Standards

FIN48

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have an impact on the Company's financial condition, results of operations or cash flows.

(3) Related party transaction

The Company acts as the non-exclusive placement agent in the sale of debt securities, including commercial paper, promissory notes and certificates of deposit of Banco Votorantim SA, Nassau Branch. For the year ended December 31, 2007, the commission income with respect to the private placement agent service was $260,237 and the receivable from Banco Votorantim SA, Nassau Branch was $260,237 as of December 31, 2007

(4) Property and equipment

The property and equipment is summarized as follows:

Computer and equipment	$	97,768
Furniture and fixtures		3,177
Total property and equipment		100,945
Less: Accumulated depreciation		(23,083)
Property and equipment, net	$	77,862

(5) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are summarized as follows:

Accrued expenses	$	347,064
Other liabilities		6,282
Total	$	353,346

(6) Income Taxes

Deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities, and available net operating loss carryforwards. At December 31, 2007, the Company has deferred tax assets equal to $982,481 which primarily consisted of net operating loss carryforwards. The Company provided a full valuation allowance on the deferred tax asset due to uncertainty of its realization. The net change in valuation allowance in 2007 was $713,884.

As of December 31, 2007, the Company has net operating loss carryforwards of approximately $2,027,935 for U.S. income tax purposes available to offset future taxable income. The net operating loss carryforwards begin to expire in 2026.

(Continued)

(7) Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2007, the Company's net capital under the Rule was $431,882 which exceeded the minimum requirement of $23,556 by $408,326.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

(8) Commitments

The Company entered into a lease for office space, which expires in April 2008. Minimum rentals under this lease agreement amount to $43,412.

Under the lease terms, annual rental is subject to escalation clauses relating to utilities, taxes, and other operating expenses. Rent expense for the year ended December 31, 2007 amounted to $137,284.

Banco Votorantim Securities, Inc

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Computation of net capital:		
Total ownership equity		$ 821,556
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliate	$ 260,237	
Property and equipment, net	77,862	
Other assets	51,575	
Total nonallowable assets	389,674	
Haircuts on securities		—
Net capital		$ 431,882
Computation of basic net capital requirement:		
Net capital required (6 2/3% of combined aggregate indebtedness)		
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 23,556
Excess net capital		$ 408,326
Net capital in excess of 6 2/3% of combined aggregate indebtedness items or $5,000		$ 408,326
Ratio of aggregate indebtedness to net capital		0.82

Note: The above computation does not materially differ from the computation of net capital as of December 31, 2007 previously filed by the Company on Form X-17A-5 on January 14, 2008.

See independent auditors' report.

Schedule 2

Banco Votorantim Securities, Inc
(A Wholly Owned Subsidiary of Banco Votorantim SA)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

See independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Banco Votorantim Securities, Inc.:

In planning and performing our audit of financial statements of Banco Votorantim Securities, Inc. (the Company) (a wholly owned subsidiary of Banco Votorantim SA), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

END